Sanofi-aventis withdraws European application for marketing authorization for dronedarone (MULTAQ™)
in the treatment of Atrial Fibrillation/Atrial Flutter

- New filing expected during the first semester of 2008 -

Paris, France, September 7, 2006 - Sanofi-aventis announced today that it has taken the decision to withdraw the European application for Marketing Authorisation of dronedarone (MULTAQ™), 400 mg film- coated tablets intended for use in the treatment of Atrial Fibrillation / Atrial Flutter.

In order to make a more adequate assessment of the benefit-risk balance of the product, the Committee for Medicinal Products for Human Use (CHMP) has requested additional clinical data which cannot be provided within the timeframe of the current procedure.

Sanofi-aventis plans to resubmit a European application for Marketing Authorisation in atrial fibrillation/atrial flutter during the first semester of 2008, at the same period as planned in the United States.

Dronedarone (MULTAQ™) is a new anti-arrhythmic drug (AARD), discovered and developed by sanofi- aventis in the management of atrial fibrillation and atrial flutter.

Atrial fibrillation, which affects approximately 4.5 million Europeans, is a condition in which the upper chambers of the heart beat in an uncoordinated and disorganized fashion, resulting in a very irregular and fast heart rhythm. Atrial fibrillation, which is the most common type of irregular heart beat, can cause palpitations, shortness of breath and fatigue. The condition is increasingly frequent with advancing age and is often caused by age-related changes in the heart or as a result of cardiovascular disease.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi- aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45               US Tel: + 1 212 551 40 18
e-mail: IR@sanofi-aventis.com

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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45               US Tel: + 1 212 551 40 18
e-mail: IR@sanofi-aventis.com